Our ref.: CEO/SLD/LEG/105-3

March 29, 2006

Mr. David R. Humphrey,

Accounting Branch Chief,

Division of Corporate Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Supplemental response letter dated February 10, 2006 on the Form 20-F for the Fiscal Year Ended

December 31, 2004

Filed February 10, 2006

File No. 1-15004

I refer to your letter dated February 28, 2006. Set out below is our response to your comments.

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1.	We have reviewed your response dated February 10, 2006. You state that it is your understanding that under U.S. GAAP these assets should be amortized over the shorter of their respective economic useful lives or the land lease term, as defined by paragraph 5 (f) of FASB 13, as amended. You refer us to the SEC Letter dated February 7, 2005 as confirmation of this understanding. In determining the lease term, you indicate that you have taken into consideration the fixed non-cancelable term of the lease plus all periods for which failure to renew the lease imposes a significant penalty (as defined in paragraph 5(o) of FASB 13) upon the lessee such that renewal appears at lease inception to be reasonably assured.

2.	While we do not dispute your contention that you would suffer severe economic detriment if you did not renew the land leases, your argument does not appear to be applicable unless you have the contractual option to renew the lease, as well. The land policy description states that leases may be extended at the sole discretion of the HKSARG. Further, HKSARG has indicated to you that it was not in a position to make definitive statement on your vested land because it was too early to do so. Given these circumstances, it appears that the lease term of any lease agreements entered into or significantly modified subsequent to June 30, 1997 should be confined to the fixed noncancelable term of the lease.

3.	In this regard, as you assumed renewal of your land leases prior to July 1, 1997, we assume that your existing leases all contained ordinary renewal options at inception. If our assumption is not correct, please advise and support your conclusion that renewal could be considered to be reasonably assured. If our assumption is correct, it appears that the loss of that renewal option under HKSARG would constitute a significant modification to the lease and that the lease term and related depreciation charges should have been reconsidered as of July 1, 1997. Please tell us whether or how you considered these factors in arriving at your conclusion that the depreciable lives of tunnels, bridges and roads should remain unchanged for purpose of U.S. GAAP. We may have further comments upon review of your responses.

Your assumption that the Corporation’s existing leases all contained ordinary renewal options at inception is not correct. None of the Corporation’s land leases, upon which the assets are situated, granted by Hong Kong Special

Mr. David R. Humphrey

US SEC

March 29, 2006

Administrative Region Government (HKSARG), either before or after July 1, 1997, contained any renewal options at inception. The Corporation’s interest in certain leased land was originally due to expire on June 27, 1997 when Hong Kong reverted to the People’s Republic of China. Such land leases were extended to June 30, 2047 under the Joint Declaration executed by the People’s Republic of China and the United Kingdom in 1985.

As set out in our letter dated February 10, 2006, the land policy of the HKSARG, which is established under the Joint Declaration in 1985, provides that a new lease of land shall be granted for a maximum initial term of 50 years from the date of a grant. The policy also provides that land leases and special purpose leases (broadly defined as leases containing a total prohibition against assignment), provided that the land is being used for a specified purpose and is not required for a public purpose, shall, upon expiry of the lease, be extended, at the sole discretion of the HKSARG, for a further 50 years without payment of a premium but subject to payment of an annual rent of 3% of the rateable value, as in the case of new leases. The value of the annual rent of 3% of the rateable value is considered to be nominal. Therefore, the HKSARG, as the lessor, has the option to renew land leases as it considers appropriate under its stated land policy.

The Corporation was established under the Kowloon-Canton Railway Corporation Ordinance (the “Ordinance”) and is wholly-owned by the HKSARG. Under provisions of the Ordinance, all shares issued by the Corporation are required to be held by the Financial Secretary Incorporated in trust on behalf of the HKSARG. The HKSARG is, therefore, acting as both the lessor and the sole shareholder of the lessee in respect of the land leases granted to the Corporation.

When determining the land lease term, the Corporation also made reference to the land policy of the HKSARG as stated above and paragraph 5(f)(v) of SFAS 13. Specifically, paragraph 5(f)(v) provides that the lease term include “all periods, if any, representing renewals or extensions of the lease at the lessor’s option.” Since the land leased by the Corporation from the HKSARG is granted for the purpose of its railways business (i.e. for a defined special purpose) in accordance with the provisions of the Ordinance, the Corporation, therefore, takes the view that, the current land lease term should include the subsequent 50 year period that is subject to the lessor’s option, on the basis that the HKSARG, as the lessor, has the option to renew the leases, and, as the sole shareholder of the Corporation, can require the Corporation to accept such renewal.

In negotiating with the HKSARG on the building of new rail networks, the HKSARG was fully aware that the Corporation had designed the new rail networks to last longer than the fixed non-cancelable term of the related land leases and the projected internal rate of return was assessed based on the design life rather than the fixed non-cancelable term of the land leases at the time when the HKSARG assessed and approved the related project proposals. As such, the HKSARG, as the sole owner of the Corporation, would suffer severe economic detriment as set out in our letter dated February 10, 2006 if it did not exercise its option to renew the Corporation’s land leases and require the Corporation to accept the renewal because the Corporation will not be able to continue its business or the HKSARG will not be able to otherwise recover the Corporation’s investments made in the assets.

Taking the above factors into account, the Corporation considered that it was reasonably assured that the land leases would be renewed upon expiry for a further term of 50 years and that the land lease terms should be considered to be 100 years. Accordingly, the Corporation concluded that the land lease term should be considered to be 100 years for U.S. GAAP and HK GAAP purposes.

The above summarizes all the factors considered by the Corporation in concluding that the depreciable lives of tunnels, bridges and roads should remain unchanged for purpose of U.S. GAAP before or after July 1, 1997.

Yours sincerely,

/s/ Samuel Lai
(Samuel Lai)
Chief Executive Officer (Acting)